

Mail Stop 3561

April 14, 2017

Nicandro Durante
Executive Director - Chief Executive
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

>   **Re: British American Tobacco p.l.c.**
>   **Draft Registration Statement on Form F-4**
>   **Submitted March 20, 2017**
>   **CIK No. 0001303523**

Dear Mr. Durante:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Letter

1. Please revise the cover letter to clarify that this is a transaction between affiliates. In addition remove the references to "arms-length" or "arm's-length" negotiations here and elsewhere, which are inappropriate in a transaction with an affiliate.

2. Please revise to include the legend required by Rule 13e-3(e)(1)(iii). Refer to the Instructions to Rule 13e-3(e)(1).

About This Proxy Statement/Prospectus

3. The term "Unaffiliated Shareholders" is defined in such a way as to include affiliates other than the BAT Group. The statements required by Item 1014(a) of Regulation M-A appearing elsewhere in the proxy statement/prospectus, which use this definition, must speak only to unaffiliated security holders. Please revise.

Special Factors Relating to RAI Proposal I, page 39

4. Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise the proxy statement/prospectus to summarize any and all presentations made by any outside party. In this regard, we note the various financial advisors made a number of preliminary and other presentations to BAT and RAI, respectively, which have not been summarized in this section. We also note that the Materials of BAT's Financial Advisors section on page 96 does not include summaries of the Financial Advisor Materials as required by Item 1015(b)(6) of Regulation M-A.

Background of the Merger, page 39

5. We note on October 20, 2016 that Ms. Cameron and "a member of the RAI board of directors" received a telephone call from Mr. Durante regarding BAT's initial non-binding proposal. Please revise to specifically identify the referenced board member.

Position of BAT and Merger Sub as to the Fairness of the Merger, page 55

6. We note that the BAT parties intend to file a Schedule 13E-3. In light of that filing requirement determination by the BAT parties, it is not then appropriate for a filing person to implicitly or explicitly disclaim that it is an "affiliate" as defined in Rule 13e-3, that it is engaged in a Rule 13e-3 transaction, or that it "controls" RAI. Please revise the first and fourth paragraphs accordingly and the disclosure in the first paragraph under "BAT's Purposes and Reasons for the Merger" on page 51.

7. We note that the BAT parties considered certain opinions received by the Transition Committee and the RAI board of directors with respect to the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the BAT parties adopted these

analyses. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analysis does not address each of the factors listed in Item 1014, such filing person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction. Please also revise the Position of RAI as to the Fairness of the Merger section on page 65 in a similar manner.

8. We note that the BAT parties did not consider net book value. Please disclose net book value per share. See Item 1010(c)(5) of Regulation M-A.

9. Please describe how the BAT parties considered historical market prices. Disclosure only appears to address how they considered current market prices. This comment also applies to the Transaction Committee and the RAI board of directors.

10. Please make the statements required by Items 1014(d) and (e) of Regulation M-A.

Position of RAI as to the Fairness of the Merger, page 65

11. Please disclose how the Transaction Committee and the RAI board of directors considered the going concern value of RAI.

Opinion of Goldman Sachs, page 66

Selected Transaction Analysis, page 69

12. Please revise to disclose the EV and LTM EBITDA calculation and multiple for each target company and for each selected transaction.

13. If any transactions meeting the selection criteria were excluded from the analysis please state the reasons for making such exclusions. Similarly, explain the reasons for any exclusion with respect to the J.P. Morgan Public Trading Multiples Analysis on page 76, the Lazard Selected Comparable Company Analyses on page 89, and the Lazard Selected Precedent Transactions Analyses on page 91.

Opinion of J.P. Morgan, page 73

Public Trading Multiples Analysis, page 76

14. Please revise to disclose the FV, 2017E EBITDA, P/E 2017E calculation and multiple for each selected company. In addition please describe the methods used to calculate estimated EBITDA and estimated EPS.

Selected Transaction Multiples Analysis, page 77

15. Please revise to disclose the FV and LTM EBITDA calculation and multiple for each target company and for each selected transaction.

16. Please further describe the selection criteria used for the businesses selected. If any businesses meeting the selection criteria were excluded from the analyses, please state the reasons for making such exclusions.

Opinion of Lazard, page 85

17. The staff notes the disclaimer of responsibility by Lazard relating to the forecasts and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning these forecasts and assumptions, it is inappropriate to disclaim responsibility for disclosures made in the document. A similar disclaimer appears in the fairness opinion. Please revise.

Selected Comparable Company Analyses, page 89

18. Please revise to disclose the enterprise value calculation and share price for each selected company. In addition please describe the methods Lazard used to calculate estimated EBITDA and estimated EPS.

Materials of BAT's Financial Advisors, page 96

19. Please revise the third and fourth paragraphs regarding the compensation of Deutsche Bank and Centerview to provide the information required by Item 1015(b)(4) of Regulation M-A. In this regard, any fees received or to be received in the past two years should be quantified.

RAI Unaudited Financial Forecasts, page 98

20. Please revise this section to describe the key assumptions relied upon by RAI's management in the preparation of the unaudited financial forecasts so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of the forecasts.

21. Please disclose all projections, including any synergy estimates, prepared by or on behalf of BAT or RAI that are materially related to the Rule 13e-3 transaction, whether relating to BAT or RAI.

22. Disclosure states that the inclusion of the forecasts should not be regarded as an indication that RAI or any other recipient of the forecasts considered, or now considers, the forecasts to be material. Please advise how that can be the case, given that the forecasts were used in the fairness opinions.

Financing of the Merger, page 98

23. Please disclose total amount of cash estimated to be paid as merger consideration, and clarify the amount of that cash consideration that would be financed under the acquisition facility and the amount that would be financed with bond issuances. Please also provide the information required by Item 1007 of Regulation M-A with respect to the bond issuances.

Certain Relationships between BAT and RAI, page 115

24. Disclosure states that during 2015 RAI repurchased 1,820,453 shares of common stock for the aggregate amount of $82 million, and during 2016 RAI repurchased 1,817,846 shares of common stock for the aggregate amount of $93 million. Please provide the disclosure required by Item 1002(f) of Regulation M-A with respect to these repurchases and disclose what consideration was given under Item 1014 of Regulation M-A to these repurchases. See Instruction 2(vi) to Item 1014.

Accounting Treatment, page 128

25. We note your disclosure that BAT will be treated as the acquirer in the transaction for accounting purposes. Please revise your disclosure to provide a more thorough explanation and analysis to clarify how you determined that BAT was the accounting acquirer. Please see Item 4(a)(5) of Form F-4 and paragraph B64(d) of IFRS 3.

Selected Historical Consolidated Financial Data of BAT, page 164

26. We note your reconciliation of "Adjusted profit from operations" on page 166 begins with "Profit for the year" as calculated in accordance with IFRS. Please revise this reconciliation to begin with "Profit from operations", as this appears to be the most directly comparable measure calculated in accordance with IFRS. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Companies, page 179

27. We note that RAI and the BAT parties intend to file a Schedule 13E-3. We also note that this section doesn't include any information on BATUS, B&W or Louisville. Rule 13e-3 requires that each affiliate engaged in a going private transaction file on Schedule 13E-3 and furnish the required disclosures. Please confirm who will be listed as a filing person on the Schedule 13E-3 and, to the extent applicable, revise the proxy statement/prospectus to include all required disclosures related to such persons. Please also ensure that the proxy statement/prospectus includes all required information relating to each person specified in Instruction C to Schedule 13E-3.

Business of BAT, page 221

28. We note that the proxy statement/prospectus includes data from Euromonitor International and MSAi. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

BAT's Remuneration Report 2016; BAT's Annual Report on Remuneration 2016, page 271

29. Please tell us whether the disclosure of compensation in this section pursuant to Item 6.B of Form 20-F reflects all members of your administrative, supervisory or management bodies.

Management's Discussion and Analysis of Financial Condition, page 301

Key Non-IFRS Measures, page 305

Adjusted Profit from Operations, page 305

30. We note your disclosure that adjusted profit from operations is useful to the users of the financial statements in helping them understand the underlying business performance. Please expand your disclosure to provide more specific insight into the reasons that you believe this measure is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

Note 4. Pro forma adjustments related to the merger, page 344

(b) Preliminary purchase consideration and allocation, page 344

31. Please revise your disclosure in adjustment (ix) to include a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors. Please see paragraph B64(e) of IFRS 3.

32. Additionally, we note that the estimated fair value of intangible assets includes intangible assets for brands and trademarks. Please explain if any consideration was given to assigning value to contracts as an intangible asset pursuant to Paragraphs B31 to B34 of IFRS 3. In this regard, we note from RAI's December 31, 2016 Form 10-K that it derived 28% of its fiscal 2016 revenue from McLane Company Inc., a distributor.

Comparison of Shareholder Rights, page 372

33. Please refer to the third paragraph. We note your disclosure that "this summary… is qualified in its entirety by reference to, the NCBCA, the UK Companies Act 2006, the UKLA Listing Rules." Please delete this qualification.

Note 5. Associates and joint ventures, page FIN-28

34. We note that your proportionate share of ITC's profit on ordinary activities before taxation is greater than 20% of your consolidated profit before taxation. Please tell us your consideration to provide audited financial statements of ITC pursuant to Rule 3-09 of Regulation S-X. In your response, please provide us with your calculations to measure significance for fiscal 2014 through fiscal 2016.

Note 11. Investments in associates and joint ventures, page FIN-41

35. Revise to disclose information regarding the nature of your investment in ITC pursuant to paragraph 21(a) of IFRS 12.

Exhibit 99.1 - Form of Proxy Card of Reynolds American Inc.

36. Please mark your form of proxy "Preliminary Copy."

You may contact Kristin Shifflett at (202) 551-3381 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680, David L. Orlic, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Alyssa Caples
        Cravath, Swaine & Moore LLP